Exhibit 99.1
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Friday 18th August 2000


For immediate release


                   Baan Company N.V. announces Results of EGM


At today's EGM, shareholders of Baan Company NV overwhelmingly approved the sale of all of the company's business and assets to a subsidiary of Invensys plc. Invensys will also assume all of Baan's liabilities. The parties expect to complete the sale in September 2000.

Following the sale, Baan will be liquidated, a process which could take up to 12 months. Upon liquidation, remaining Baan shareholders will receive a gross distribution (without interest) of Euro 2.85 per share. It is not expected that the distribution will be made prior to January 1, 2001. Shareholders are advised to consult their own tax advisors concerning the tax consequences of the liquidation distribution.

On 31 May 2000, Invensys announced it was making a recommended offer to acquire all of Baan's outstanding shares at an offer price of Euro 2.85 per share. At the close of that offer on 1 August 2000, Invensys had received acceptances of, or had otherwise acquired, approximately 72% of Baan's outstanding shares. Invensys is currently providing Baan shareholders a Subsequent Offering Period during which Invensys will continue to purchase tendered shares at the Euro 2.85 per share price. The Subsequent Offer Period is scheduled to close on 29 August 2000 (6.00pm Amsterdam time; 12.00pm New York City time). Shareholders who wish to receive their Euro 2.85 per share prior to the implementation of the liquidation plan are advised to consider tendering their shares during this current Subsequent Offer Period. The same tender procedures described in the offer document will apply, except that shares tendered during this period will not have withdrawal rights. Invensys will pay for such purchases within 3 business days after the expiration of the Subsequent Offer Period.

Allen Yurko, chief executive of Invensys plc, said: "The restructuring of Baan has already begun. Baan's customers and employees can be totally confident that the future of the business is now secure. Invensys will restore Baan's leadership position in industrial and commercial software solutions."


For further information:

Ben Brewerton, Brunswick                                           020 7404 5959